EXHIBIT 99

                                 [UNILEVER LOGO]

                              N E W S  R E L E A S E



CONTACT: Nancy Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690                                       FOR IMMEDIATE RELEASE

                       UNILEVER'S PRE-CLOSE TELECONFERENCE
                              MONDAY, JUNE 24, 2002

New York, NY -- June 20, 2002 -- As previously announced, Unilever will be holding its planned pre-close teleconference on Monday, June 24, ahead of the 2002 Second Quarter and First Half Year Results on Wednesday, July 31, 2002.

The teleconference will commence at 9:00 a.m. EDT and lines are open from 8:00 a.m. EDT. Given the volume of participants at previous conference calls you are advised to dial-in in good time. Analysts will be able to ask questions during the call.

The presentation material will be made available, at that time, through the relevant stock exchanges, and will be accessible on Unilever's website WWW.UNILEVER.COM.

                          U.S. DIAL-IN TELEPHONE NUMBER
                               + (1) 800 446 2782
             (IF YOU EXPERIENCE ANY PROBLEMS WITH THE ABOVE NUMBER,
                         PLEASE DIAL: + 1 847 413 3235)

                        EUROPEAN DIAL-IN TELEPHONE NUMBER
                              + 44 (0) 20 7769 6431
             (IF YOU EXPERIENCE ANY PROBLEMS WITH THE ABOVE NUMBER,
                         PLEASE DIAL: + 353 1 439 0431)

The teleconference will be recorded and will be accessible one hour after the conference ends, and will be available up to and including Monday, July 8, 2002. The replay number is:

Replay U.S. line (Toll): +630 652 3044 access code: 4119789
Replay U.S. line (Toll Free): + 888 843 8996 access code: 4119789
Replay European line: +44 (0) 20 7769 6458 access code: 4119789

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The teleconference can also be accessed via Unilever's website from 8:30 a.m.
EDT and an archived stream will be available from two hours after the conference ends until Monday, July 8.

Teleconferences for 2002 are planned as follows (all at 9:00 a.m. ):

Monday, September 23          - ahead of Q3 results to be published on
                                Wednesday, October 30, 2002

Wednesday, December 18        - ahead of Q4 results to be published on
                                Thursday, February 13, 2003


                                      -o0o-

UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. The company produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.